As filed with the Securities and Exchange Commission on April 26, 1999.

                                                    Registration No. 000-25351

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   ------------------------------------------


                               AMENDMENT NO. 1 TO
                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   ------------------------------------------

                      ALFORD REFRIGERATED WAREHOUSES, INC.
                 (Name of small business issuer in its charter)

                      Texas                                   75-2695621
         (State or other jurisdiction of                   (I.R.S. Employer
         incorporation or organization)                   Identification No.)

                                318 Cadiz Street
                               Dallas, Texas 75207
                                 (214) 426-5151
               (Address, including zip code, and telephone number,
          including area code, of Issuer's principal executive offices)

                       ---------------------------------

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, $.01 par value
                                (Title of class)

                       ----------------------------------


                                TABLE OF CONTENTS
                                                                                                               Page
                                                                                                               ----

ITEM 1.           DESCRIPTION OF BUSINESS.........................................................................1
                  The Company.....................................................................................1
                                    Merger with Alford............................................................1
                  The Business....................................................................................2
                                    The Industry..................................................................3
                                    Customers.....................................................................3
                                    Competition; Growth Potential.................................................3
                                    Sales and Marketing...........................................................3
                                    Suppliers.....................................................................4
                                    Employees.....................................................................4
                                    Government Regulation.........................................................4
                                    Research......................................................................4
                                    Licenses, Permits and Product Registrations...................................5

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS.............................................................5
                  Results of Operations...........................................................................6
                  Year Ended December 31, 1998, Compared to Year Ended December 31, 1997:.........................6
                                    Revenues......................................................................6
                                    Operating Costs...............................................................7
                                    General and Administrative Expenses...........................................7
                                    Depreciation, Amortization, Rent and Interest.................................7
                                    Income Tax Expense or Benefit.................................................8
                  Liquidity and Capital Resources.................................................................8
                  Year 2000.......................................................................................9
                  Fluctuations in Operating Results; Seasonality.................................................10
                  Environmental Matters..........................................................................10
                  Inflation......................................................................................10
                  Accounting Matters.............................................................................10

ITEM 3.           DESCRIPTION OF PROPERTY........................................................................11
                                    Dallas, Texas................................................................11
                                    La Porte, Texas..............................................................11
                                    Richardson, Texas............................................................12
                                    Fort Worth, Texas............................................................12

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT.................................................................................12

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS........................................................................................13
                  Committees of the Board of Directors...........................................................14

ITEM 6.           EXECUTIVE COMPENSATION.........................................................................14
                  Executive Compensation.........................................................................14
                  Director Compensation..........................................................................15







ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................................................15

ITEM 8.           LEGAL PROCEEDINGS..............................................................................16

ITEM 9.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER
                  MATTERS .......................................................................................16

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES........................................................17

ITEM 11.          DESCRIPTION OF SECURITIES......................................................................17
                  General  ......................................................................................17
                  Common Stock...................................................................................17
                  Preferred Stock................................................................................18
                  Provisions Having a Possible Anti-takeover Effect .............................................18
                  Limitation of Liability of Directors...........................................................18
                  Bylaw Provisions and Amendment of Bylaws.......................................................19
                  Transfer Agent.................................................................................19

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................................19

ITEM 14.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                  ACCOUNTING AND FINANCIAL DISCLOSURE............................................................40

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS..............................................................40

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

The Company

         Alford Refrigerated Warehouses, Inc., a Texas corporation formerly known as Hilltop Acquisition Holding Corporation, and prior to that, as Optical Acquisition Corp. (the "Company"), was originally incorporated in October 1992 under the laws of the state of Delaware.

         The Company filed a bankruptcy petition on September 21, 1995 and filed the First Amended Joint Plan of Reorganization (the "Plan") on July 9, 1996. The United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Court") entered an order approving the Plan on August 9, 1996. The Plan was modified pursuant to an order of the Court on February 28, 1997.

         The Plan provided for the liquidation of the Company's assets and distribution of the proceeds to secured, priority and unsecured creditors. The Plan further provided that the Company would remain in existence, although all capital stock outstanding as of the Petition Date was canceled The Company was reincorporated in the State of Texas in September 1997.

         As contemplated in the Plan, the Company, which had no operations or significant assets at the time, had undertaken a business strategy to seek out and consummate an acquisition or merger transaction.


         Merger with Alford

         On or about December 15, 1998, the Company merged with Alford Refrigerated Warehouses, Inc. ("Alford") pursuant to an Agreement and Plan of Merger dated November 23, 1998 by and among Hilltop, Womack Gilman Investment
Services,   L.C.,   Halter  Financial  Group,   Inc.  and  Alford  (the  "Merger
Agreement"). In accordance with the terms of the Merger Agreement, Alford was the surviving corporation. Immediately prior to the merger, Hilltop amended its Articles of Incorporation to effect a reverse stock split so that each share of Hilltop's issued and outstanding common stock was automatically converted into
 .625 of a fully paid and nonassessable share of Hilltop's common stock. Pursuant to the terms of the Merger Agreement, each share of common stock of Alford was automatically converted into the right to receive 655.1372 shares of the common stock of the Company. In addition, the Articles of Incorporation and the Bylaws of Alford became the Articles of Incorporation and Bylaws of the Company, the directors and officers of Alford became the directors and officers of the Company, and the Company changed its name to Alford Refrigerated Warehouses, Inc. The transaction is considered a reverse merger.
Application of reverse merger accounting results in the following:

         1. The consolidated financial statements of the combined entity are issued under the name of the legal parent, Alford Refrigerated Warehouses, Inc. (formerly Hilltop), but the entity is considered a continuation of the legal subsidiary, Alford.

         2. As Alford is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values.

         3. Amounts presented for periods prior to December 1998 are those of Alford, the legal subsidiary. All shares for periods prior to December 31, 1998, have been retroactively adjusted as if a stock split had occurred.

         4. Costs related to the transaction with the Company were expens-ed during 1998.

         In November 1998, certain affiliated entities of Alford were merged into Alford. These entities, including Robco Industries, Inc. ("Robco") and Alltemp Logistical Services, LLC ("Alltemp") are in the same line of business as the Company and, by virtue of their ultimate ownership, are considered to be entities under common control with the Company. Accordingly, these mergers were accounted for in a manner similar to a pooling of interests and the balance sheets, statements of operations, stockholders' equity and cash flows give retroactive effect to the mergers as if they occurred as of the beginning of the earliest period presented. The operations of Robco and Alltemp are insignificant to total operations.

The Business

         The Company believes that it is the largest public refrigerated ware-housing operation in the southwest United States. The Company operates a network of four strategically located refrigerated warehouse facilities in Texas, with a total area of 1,500,000 sq. ft. or 32,000,000 cu. ft. of storage space. The Com-pany's principal executive office is located at 318 Cadiz Street, Dallas, Texas 75207 and its telephone number is (214) 426-5151.

         The Company's public warehouse business consists of providing customers, which include food processors, distributors, wholesalers and retailers, with temperature controlled storage services and a full range of logistics management and other value-added services such as (i) blast freezing of fresh products, (ii) repackaging and labeling of food products, (iii) order picking and load consolidation, (iv) crossdocking, (v) container handling, (vi) importing and exporting services, (vii) USDA approved storage and inspection services, and (viii) Federal Government inspected facility for export.

         The Company is a third party service provider and as such does not purchase the inventory that it stores. When the Company receives products for storage, it provides the customer with a nonnegotiable warehouse receipt. At that time, the customer pays for one month of storage and handling based upon the type and amount of product accepted at the beginning of the 30 day period. The Company's inventory control system monitors the product by type of product and by lot number. In order to remove any product from storage, the customer places an order with the Company, the Company removes the product from the warehouse for the customer and provides the customer with a bill of lading. If there is any product remaining in storage at the end of the 30 day period, the Company bills the customer for an additional 30 days of storage.

         In addition to its public warehouse business, the Company leases refrigerated space to approximately 28 tenants who manage their own inventory and logistics functions and utilize their own equipment and personnel. In almost all cases, the tenant pays all of the expenses, except for utilities and property taxes which are included in the rent. The terms of the leases may be month to month or as long as five years. The Company does not allow tenants to make any special modifications to the leased space without the Company's prior approval. For the year ended December 31, 1998 public warehouse customers represented over 93% of the Company's revenue, the remainder of which was attributable to leased space. For the year ended December 31, 1997, public warehouse customers represented approximately 92% of the Company's revenue.

         The Company is designing and planning the construction of a 4,000,000 cubic foot addition to its Cadiz Street facility in Dallas, Texas. The Company anticipates that the new addition will contain a blast freezing capacity of 400,000 lbs. per day and storage at -20(degree)F.

         The Industry

         The public refrigerated warehousing industry provides refrigerated warehousing, inventory management and logistics services to food processors, distributors and retailers of frozen and chilled foods during the period between production and consumption. In the food industry, there is a period between production and consumption as well as a continuing shift by individual food processors, distributors and retailers from owning their refrigerated storage facilities to outsourcing their warehousing requirements, inventory management and logistics functions to operators of public refrigerated warehousing businesses who are generally more economical providers of such services.

         Historically, public refrigerated warehousing growth has been steady and non-cyclical. Although the overall U.S. food industry has been growing at the rate of population growth, according to a U.S. Department of Agriculture report dated January of 1998, the public refrigerated warehousing industry has been growing more rapidly than the population, at an average compound annual growth rate of 4.5% per year over the past 10 years.

         Customers

         The Company had approximately 600 customers during the 12 months ended December 31, 1998 and during the 12 months ended December 31, 1997. The Company's customers include a broad base of national, regional and local food processors, distributors, wholesalers and retailers. The current customer base includes Pilgrim's Pride, Nabisco Food, M & M Mars, Kroger Co., Maple Leaf Foods, Borden Dairy, Chef America, Dairy Farmers of America and many others. During the twelve months ended December 31, 1998, no customer accounted for more than 10% of the Company's revenues. During the twelve months ended December 31, 1997, Nabisco Food accounted for approximately 12% of the Company's revenues.

         Competition; Growth Potential

         The United  States  public  refrigerated  warehousing  market is highly fragmented. According to the Internatioinal Association of Refrigerated Warehouses, the 10 largest public refrigerated warehousing firms represent less than 40% of the available public refrigerated warehousing space. Public refrigerated warehousing facilities in the United States are typically owned by strong local or regional operators with one to four facilities representing two to 14 million cubic feet of public refrigerated warehousing space which, on average, generate direct profit contribution margins of 40%. Many of these companies are family-owned businesses without successors active in the management of the business. Based on past experience with such owners and the dynamics of the industry, the Company believes that many of these businesses can be acquired at attractive cash flow multiples.

         Sales and Marketing

         The Company's marketing and sales efforts are integrated across all levels of management. Senior management has the responsibility for major customers, including all national accounts. In addition, customers in each region are serviced by regional general managers who work with sales and marketing professionals to plan and execute regional business development strategies. At the local level, individual facility managers are responsible for developing and maintaining long-term relationships with customers.

         The Company's management and sales professionals are aggressively pursuing business development opportunities that arise from natural market growth as sales of frozen foods increase and the trend towards the use of public refrigerated warehouse services continues. Management believes that by taking an active role in the management and coordination of its customers' inventories and by providing a broader range of logistics services, the Company will maintain its competitive advantage over the long term.

         Suppliers

         The Company's largest expenses are labor and utilities. It is not dependent upon any one supplier for raw materials. The majority of the Company's maintenance services are provided primarily by its own employees.

         Employees

         As of December 31, 1998, the Company had a total of 188 employees, all of whom are full-time employees. Of these employees, approximately 136 were employed at the Dallas, Texas facility which includes its corporate offices, 28 were employed at the La Porte facility, 17 were employed at the Richardson facility and seven were employed at the Fort Worth facility. None of the employees are represented by a labor union.

         Government Regulation

         The Company's operations are subject to federal, state and local laws, regulations and ordinances relating to the storage, handling, emission, transportation and discharge of certain materials and various other health and safety matters. These laws include the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Resource Conservation and Recovery Act. For example, the Company uses anhydrous ammonia in its operations. In addition, the Company uses a type of refrigerant which is no longer being produced because of government regulations. The Company is in the process of modifying its equipment and believes that all of its equipment will be able to use a new type of refrigerant by the end of 1999. The Company's operations also are governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and the regulations thereunder.

         Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company believes that it is currently in substantial compliance with all such applicable laws and regulations. The Company cannot at this time estimate the impact of any increased regulation on the Company's operations, future capital expenditure requirements or the cost of compliance.

         In addition to regulating the Company directly, the Company's customers are subject to certain regulations relating to the import and export of food products. The Company maintains an approved USDA inspection room on site at three of its four facilities for the benefit of its customers.

         Research

         The Company generally does not spend any material amount of its resources on research and development. Rather, it is a member of the Refrigeration Research and Education Foundation which is an organization that was founded in 1943 as a scientific and educational foundation for the following purposes:

          o to advance the application of refrigeration technology for better preservation of food and commodities;

          o    develop and support research in the science of refrigeration;

          o cooperate with government and private institutions in research activities;

          o    train and educate refrigerated  warehouse/distribution personnel;
               and

          o    establish   and  make   available  a  repository   of  scientific
               information specific to the industry.

         Licenses, Permits and Product Registrations

         The Company uses certain licenses and registrations in its operations. For example, the Company has a perpetual license for the use of certain software from Maves International Software, Inc. The Company uses this software for inventory control and financial reporting. The Company is not required to pay any additional royalties on the software, however, the Company periodically purchases upgrades to the software.

         In addition, Alford Distribution Services, Inc. ("ADS"), a wholly owned subsidiary of the Company, is licensed by the Texas Alcoholic Beverages Commission to store products containing alcohol. ADS is required to post a bond each year to maintain this license which is subject to revocation, modification and renewal each year by the commission.

         For the benefit of its customers, the Company maintains a room at three of its four facilities that is approved by the USDA for use in connection with the inspection of food products.

         The Company's trademark, a penguin, is registered with the patent trademark office. This registration is periodically subject to renewal.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         With the exception of historical information, the matters discussed in this report are "forward looking statements" as that term is defined in Section 21E of the Securities Exchange Act of 1934. The Company cautions the reader that actual results could differ materially from those expected by the Company depending on the outcome of certain factors, including, without limitation, adverse changes in the market for the Company's services. Readers are cautioned not to place undue reliance on any forwardlooking statement. All forward-looking statements speak only as of the date of this filing. The Company does not have any obligations to update or otherwise make any revisions to these statements to reflect events or circumstances after the date of this filing, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

         Reference to 1997 and 1998 are to the years ended December 31 of each year.

Results of Operations

         The following table sets forth unaudited information for the periods indicated, including the dollar amount and percentage of revenues and pre-tax net income derived from each of the Company's segments (warehouse locations).

                                                                                YEAR ENDED
                                                                                ----------
                                                             1998                                        1997
                                            -----------------------------------------------------------------------
REVENUES:
         Dallas                             $  9,411,480        53.3            $  8,129,544        52.1
         Richardson (1)                        2,264,779        12.8               1,899,151        12.2
         Fort Worth (2)                        1,110,884         6.3               1,005,607         6.4
         La Porte (3)                          2,771,127        15.7               2,500,846        16.0
         Other (4)                          $  2,093,671        11.9               2,076,258        13.3
                                            --------------------------------------------------------------
                                            $ 17,651,941       100.0%           $ 15,611,406       100.0%
                                            ==============================================================

NET INCOME (LOSS):
         Dallas                             $  1,500,682       127.8            $    802,032       585.8
         Richardson (1)                          213,996        18.2                 127,413        93.1
         Fort Worth (2)                          120,465        10.3                  67,454        49.3
         La Porte (3)                             15,012         1.3                 (64,734)      (47.3)
         Other (4)                              (675,879)      (57.6)               (795,261)     (580.9)
                                            -------------------------------------------------------------
                                            $  1,174,276       100.0%           $    136,904       100.0%
                                            =============================================================

---------------------

(1)  Richardson began operations on 12/05/96 under the Company's management.

(2)  Fort Worth began operations on 1/02/97 under the Company's management.

(3) La Porte was leased and operated up to February 6, 1998 by Alltemp Logistical Services, LLC ("Alltemp"), which was owned 100% by Mr. Michael Oros, who is now the President of the Company. Alltemp was sold to the Company's parent who then exercised an option to purchase the La Porte facility. The Company then leased the facility from that date. On November 30, 1998 the Company's parent contributed its ownership interest in Alltemp to the Company. The contribution was treated as a merger with an entity under common control. Accordingly, Alltemp's operations are presented as if the contribution occurred January 1, 1997.

(4)  Includes   revenues  or  losses  of  a  facility  in  Houston,   which  was
     discontinued in 1998 and expenses associated with the corporate office ( accounting, legal, data processing and administrative).


Year Ended December 31, 1998, Compared to Year Ended December 31, 1997:

         Revenues

         The Company recorded a net profit of $813,276, or $.12 per share for 1998, as compared to a net profit of $141,497, or $.02 per share for 1997.

         Total revenues for 1998 were $17,651,941, an increase of $2,040,535, or 13.1%, compared to revenues of $15,611,406 for 1997. This increase in revenues is comprised primarily of the following components: Dallas revenues increased by $1,281,936, or 15.8%; Richardson revenues increased by $365,628, or 19.3%; Fort Worth revenues increased by $105,277, or 10.5%; and La Porte revenues increased by $270,281, or 10.8%. Revenues from the facility in Houston, which was discontinued in 1998, decreased marginally from 1997.

         The increases of 15.8% in Dallas and 19.3% in Richardson are due to a higher utilization of space at each facility. The current senior management team began working on an aggressive revenue building program when they joined the Company in December 1996. Continued increases are projected for 1999 as the facilities are utilized to their fullest extent. The Fort Worth facility has approximately 30% of the warehouse space leased to a tenant, which accounted for approximately 32% of the revenues for 1998 and 25% of the revenues for 1997. The revenue earning capability of this facility is stabilized by this constant flow of revenue and increases in revenue are more dependant on the efficient utilization of the remaining warehouse capacity. La Porte came under current management's control in February 1998. Although the revenue increases from 1997 to 1998 exceeded 10%, management believes that the true earning capability of La Porte will not be realized until at least 1999.

         Operating Costs

         Operating costs increased by $754,843, or 7.0% from 1997 to 1998, due primarily to the increase in related sales. This overall increase is generally made up of the net of the following increases and decreases:

         - Wages and benefits increased by $643,320, or 11.6% primarily due to increases in utilization which in turn necessitated increased employment levels.

         -        Utilities increased by $261,986, or 11.1% primarily due to the
                  abnormally  high  outside   temperatures   during  1998  which
                  contributed to increased consumption of electricity.

         - Insurance decreased by $56,512, or 14.6% primarily due to the consolidation of La Porte under corporate insurance policies in 1998.

         - The remaining decrease in operating costs was due to a multitude of smaller decreases which on an individual basis are not material.

         General and Administrative Expenses

         General and administrative expenses decreased by $267,622, or 20.3%. This decrease was primarily due to a decrease in legal and professional fees of $226,514, or 57.4%.

         Depreciation, Amortization, Rent and Interest

         Depreciation expense increased in 1998 to $776,569 from $545,732 in 1997 due primarily to the purchase of La Porte and the capitalization of lease assets and obligations. Rent expense decreased by $146,424, or 8.5% from 1997 to 1998. This decrease was primarily due to the purchase of La Porte in 1998 and the closing of the leased facility in Houston. Interest expense was $1,462,318 in 1998, as compared to $1,030,789 in 1997. This increase of $431,529, or 41.9%
was due primarily to the assumption of $5,400,000 of long-term debt for the purchase of La Porte and the higher utilization of the line of credit.

         Income Tax Expense or Benefit

         Income tax expense or benefit includes the current federal tax expense or benefit and the effect of deferred taxes related primarily to the difference between book and tax depreciation on property, plant and equipment. For the years ended December 31, 1998 and December 31, 1997, the Company recorded income tax expense of $361,000 and an income tax benefit of $4,593, respectively. The change from 1998 to 1997 is due to an increase in taxable income and deferred tax expense related to the utilization of net operating losses which became available in 1998 after the merger with Robco.

         The Company establishes valuation allowances when necessary, in accordance with the provisions of SFAS 109, "Accounting for Income Taxes," to reduce deferred tax assets to the amount expected to be realized. The Company had potential net operating loss carryforward of approximately $8,332,000 and $9,703,000 for the years ended December 31, 1998 and December 31, 1997, respectively. A valuation allowance of $1,676,000 exists for both years for net operating loss carryforwards not anticipated to be realized before expiration. Based upon future income projections, the Company expects to realize the net asset.

Liquidity and Capital Resources

         At December 31, 1998, the Company's working capital ratio was .9 to 1 compared to 1.3 to 1 at December 31, 1997. The Company had a working capital deficit of $241,219 at December 31, 1998, as compared to working capital of $681,778 at the end of 1997. The decrease in the Company's working capital ratio and working capital is primarily due to decreases in cash and cash equivalents of $337,047 and federal income tax receivable of $127,629 and increases in property taxes payable of $294,704 and current maturities of long-term debt in the amount of $384,285. These decreases are offset in part by an increase in accounts receivable of $188,443. The increase in accounts receivable and property taxes payable are primarily due to addition of La Porte in 1998. The increase in current maturities of long-term debt is primarily due to the assumption of a note payable of $5,400,000 for the purchase of La Porte and the capitalization of lease assets and obligations of $1,191,228.

         Net cash provided by operating activities for 1998 totaled $2,119,211 as compared to net cash used in operating activities of $91,878 for the year ended 1997. The increase in net cash provided by operating activities is comprised of the following factors: net income was $813,276 in 1998 as compared to $141,497 in 1997; depreciation expense was $776,569 in 1998 as compared to $545,732 in 1997; deferred tax expense was $296,000 in 1998 as compared to deferred tax benefit of $6,593 in 1997; prepaid expenses decreased $459,058 in 1998 as compared to $294,517 in 1997; accounts payable increased $116,068 in 1998 as compared to a decrease of $87,826 in 1997; and property taxes payable increased $294,704 in 1998 as compared to $186,158 in 1997. These increases were partially offset by a decrease in notes payable of $522,254 in 1998 as compared to $280,659 in 1997. In 1997 there were other material decreases in net cash provided by operating activities due to an increase in deposits and escrows of $552,506 and an increase in other assets of $511,827. There was no material change in these categories in 1998.

         Capital expenditures for 1998 were $1,417,965, compared to $746,579 for 1997. The increase of $671,386 was due primarily to the cash paid on the purchase of the La Porte facility.

         The Company has a line of credit which provides up to $2,500,000, of which the company had borrowed $1,549,377 at December 31, 1998. The borrowing base on the line of credit fluctuates based on reports submitted by the Company to the lender on an as needed basis. The availability at any time is determined by a calculation of 80% of the eligible accounts receivable submitted plus 20% of the cash receipts collected since the last report. The line of credit expires on December 3, 2001.

         Net cash used in financing activities for 1998 totaled $1,038,293 as compared to net cash provided by financing activities of $697,062 in 1997, a net change of $1,735,355. Financing activities in 1997 included mortgage financing on the Dallas facility for $8,100,000 and a term loan of $1,207,160. The Company also received $678,165 in advances on the line of credit. Cash was used to make principal payments on debt of $5,758,195 and advances to an affiliate of $3,922,472. In 1998 financing activities consisted of advances on the line of credit in the amount of $1,021,212. Cash was used to make principal payments on debt of $1,261,464 and advances to an affiliate of $798,041.

         During 1998, the Company's parent assumed $2,600,000 of the notes payable outstanding as of January 1, 1998 as a settlement of a portion of the notes payable due to the Company. The Company has guaranteed this obligation which totaled $2,350,000 at December 31, 1998. The Company believes that the collateral pledged by its parent is adequate to cover the debt in case of a default and has not recorded a liability in the financial statements related to this guarantee.

         The  company  believes  that cash flow  supplemented  by the  Company's
positive  cash  position  will  be  adequate  to  fund  the  Company's   capital
requirements.

         The Company has entered into an agreement for the purchase of the Fort Worth facility for $3,000,000. The Company expects to complete the transaction in the second quarter of 1999. The Company has executed an "Exclusive Option Contract" for the purchase of the Richardson facility for $6,000,000. The option period will expire on February 22, 2000. Management hopes to close this trans-action by the end of the third quarter of 1999. The Company is currently negotiating with a potential lender to provide financing for both facilities.

Year 2000

         The Company, like many companies, faces the "Year 2000" issue. This is a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things a temporary inability to process transactions or engage in similar normal business activities. The Company recognizes that it must take action to ensure that its operations will not be adversely impacted by Year 2000 software failures.

         The Company has conducted a comprehensive review of its computer systems to identify the impact of the "Year 2000" issue. The company has developed a plan to address the problem and is currently implementing the changes identified in the plan. During 1998 the Company replaced one of its computer processors to handle the Year 2000 compliant software. The software used by the Company is provided by a third party who has assured the company that its latest version is Year 2000 compliant. The fees associated with the licensing of the latest version were paid in 1996. Implementation of the software is expected late in the second quarter of 1999. The remaining costs associated with the implementation are not expected to have a material effect on the Company or its results of operations. The total cost associated with the remediation plan is currently estimated to be less than $180,000, most of which was incurred in 1996 and 1998.

         The Company has maintained correspondence with many of the Company's significant customers and suppliers. To date, the Company is not aware of any third party customer or supplier with a "Year 2000" issue that would materially impact the Company's results of operations, liquidity or capital resources. However, the Company has no means of ensuring that all third parties will be "Year 2000" ready.

         The Company has reviewed its non-information technology and systems that may include embedded chips for Year 2000 compliance. The Company's assessments indicate that due to the nature of the Company's operations, these technology systems do not represent an area of material risk relative to Year 2000 readiness.

Fluctuations in Operating Results; Seasonality

         The Company's operating results do not vary significantly from period to period. Generally sales volumes are lowest at the beginning of the fiscal year and grow steadily to a peak in November and December.

Environmental Matters

         The Company is not aware of any environmental liability relating to its facilities or operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

         Inflation has not historically had a material effect on the Company's operations, and is not expected to have a material impact on the Company in the future.

Accounting Matters

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected financial information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosure requirements of SFAS No. 131 are effective for financial statements for financial years beginning after December 15, 1997. The Company has complied with the disclosure requirements of SFAS No. 131 in its financial statements for fiscal year ended December 31, 1998 and December 31, 1997.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. The statement generally provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of (a) the changes in fair value of hedged asset or liabilities that are attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. The statement is effective for all fiscal quarters for all fiscal years beginning after June 15, 1999, with early application encouraged, and shall not be applied retroactively to financial statements of prior periods. Adoption of SFAS No. 133 is expected to have no effect on the Company's financial statements.


ITEM 3.           DESCRIPTION OF PROPERTY

         Set forth below is information with respect to certain of the Company's properties. The industry measures space in cubic feet instead of square feet because cost projections include facility height to account for refrigeration and stacked cooled product. The Company believes that all of these properties are adequately insured, in good condition and suitable for their anticipated future use.

                                                                                                         Lease
Location                   Primary Use              Approximate Size            Owned/Lease         Expiration Date
--------                   -----------              ----------------            -----------         ---------------
Dallas, Texas              Corporate office         24,000,000 cubic            Owned               N/A
                           & Warehouse              feet on 52 acres

La Porte, Texas            Warehouse                4,500,000 cubic feet        Owned               N/A
                                                    on 32.3 acres

Richardson, Texas          Warehouse                3,200,000 cubic feet        Leased              Dec. 31,2007
                                                    on 12.4 acres

Fort Worth, Texas          Warehouse                1,550,000 cubic feet        Leased              Jan. 31, 2000
                                                    on 13.5 acres

         Dallas, Texas

         The Company has 18 tenants at its Dallas, Texas facility. Of these, no tenant occupies ten percent or more of the rentable cubic footage of the facility. The Company itself uses a majority of the total cubic feet of the facility as a public refrigerated warehouse. A majority of the Dallas, Texas facility is used for refrigerated warehousing purposes. The remainder is used for public dry storage and for the Company's corporate offices.

         The Dallas, Texas facility is subject to a 10 year fixed rate mortgage in the original principal amount of $8,100,000 which accrues interest at 8.4% per year. As of January 20, 1999, the Company owed approximately $7,893,859 on the mortgage which matures on or about October 1, 2007. At that time, assuming no prepayments, the Company will owe approximately $5,682,578.

         The  Company  currently  plans  to  construct  a  4,000,000  cubic-foot
addition  to  its  facility  in  Dallas,   Texas.  The  estimated  cost  of  the
improvements is approximately $8,000,000 which amount most likely will be financed by a conventional mortgage or sale of convertible debentures in addition to cash flow and the issuance of the Company's common shares.

         La Porte, Texas

         The Company has three tenants at its La Porte facility. Of these, no tenant occupies ten percent or more of the rentable cubic footage of the facility. The Company itself uses a majority of the total cubic feet of the facility as a public refrigerated warehouse.

         This property is subject to a 10 year fixed rate mortgage in the original principal amount of $5,400,000 which accrues interest at 8.36% per year. As of January 20, 1999, the Company owed approximately $5,352,494 on the mortgage which matures on or about March 1, 2008. At that time, assuming no prepayments, the Company will owe approximately $4,511,799.

         Richardson, Texas

         The Company has three subtenants at its Richardson facility. The Company has executed an exclusive option contract for the purchase of this property for $6,000,000. The Company has received a term sheet from a bank, subject to due diligence, to finance the purchase of the property in an amount up to 70% of the property's appraised value. The Company hopes to close this transaction by the end of the third quarter of 1999.

         Fort Worth, Texas

         As of December 31, 1998, the Company had four tenants at its Ft. Worth facility. Of these, Kroger Co. accounted for approximately 30% of the space in the facility. The lease between the Company and Kroger Co. is for a one year term with provisions for annual renewal.

         The Company has entered into a purchase and sale agreement to purchase this property for $3,000,0000 in cash. The Company has received a term sheet from a bank, subject to due diligence, to finance the purchase of the property in an amount up to 70% of the property's appraised value. The Company hopes to close this transaction in the second quarter of 1999.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table sets forth certain information as of December 31, 1998 with regard to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) the officers and directors of the Company individually, and
(iii) the officers and directors of the Company as a group. All addresses are in care of the Company, 318 Cadiz Street, Dallas, Texas 75207.

                                                       Number of
                  Name                               Shares Owned                       Percent
                  ----                               ------------                       -------
         Joseph Y. Robichaud(1)                      6,551,372                            93.6%
         Castor Capital Corporation                  6,551,372                            93.6%
         Directors and executive                     6,551,372                            93.6%
           officers as a group (5 persons)




                                       12

--------------------------
(1) All of these shares are held by Castor Capital Corporation. The sole shareholder of Castor is the Robichaud Family Trust, of which Mr. Robichaud is the trustee. Mr. Robichaud is also the chairman and chief executive officer of Castor.

         Castor Capital Corporation is the owner of approximately 93.6% of the outstanding shares of the Common Stock and as such is able to elect the board of directors and determine the outcome of other matters requiring shareholder action without the concurrence of any other shareholder. The sole shareholder of Castor Capital Corporation is the Robichaud Family Trust, of which Mr. Robichaud is trustee. Mr. Robichaud is also the chairman and chief executive officer of Castor.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below is certain information regarding the directors, executive officers and significant employees of the Company. Each of the directors of the Company will serve until the next annual meeting of shareholders or until his successor is elected and qualified. Executive officers of the Company are elected by the Board of Directors to hold office until their respective successors are elected and qualified.

         Name                       Age                    Position(s)
         ----                       ---                    -----------
         Alton M. Adams             60               Chief Executive Officer
         Michael A. Oros            63               President
         James C. Williams          41               Vice President, Chief
                                                     Financial Officer,
                                                     Secretary, Treasurer and
                                                     Director
         Joseph Y. Robichaud        71               Director
         Kenneth M. Tomilson        65               Director

         Set forth below is a description of the backgrounds of the directors, executive officers and significant employees of the Company.

         Joseph Y. Robichaud has served as a Director of the Company since December 1996 and from March 1994 to July 1995. Mr. Robichaud is also on the board of directors and serves as the chairman and chief executive officer of Castor Capital Corporation. From 1966 to 1995, Mr. Robichaud was chairman and, indirectly, principal shareholder of Odyssey Industries, Inc., which was the sole shareholder of Associated Freezers of Canada, Inc., an operating company in the business of owning and operating frozen food warehousing facilities in Canada and Australia. In 1994, a dispute arose between Odyssey and its bank lender concerning currency exchange rates affecting the repayment of Odyssey's loan. At the request of the bank, a receiver was appointed for Odyssey and the receiver subsequently placed Odyssey into bankruptcy and sold the profitable operations of Associated Freezers of Canada, Inc. Mr. Robichaud received his Bachelor of Science degree in Civil Engineering from the University of New Brunswick in 1950. Mr. Robichaud is the brother-in-law of Mr. Tomilson.

         Kenneth M. Tomilson has served as a Director of the Company since December 1996. Mr. Tomilson is also the president of Castor Capital Corporation and has served in that position since 1995. From 1964 to the present, Mr. Tomilson has served as president of Engineering Design & Construction Managers Ltd. which provides design services, engineering, construction supervision and management for low and high-rise residential, commercial and industrial buildings, food processing and refrigerated warehousing. Prior to 1995, Mr. Tomilson was vice president and a director of Odyssey Industries, Inc. In 1994, a dispute arose between Odyssey and its bank lender concerning currency exchange rates affecting the repayment of Odyssey's loan. At the request of the bank, a receiver was appointed for Odyssey and the receiver subsequently placed Odyssey into bankruptcy. Mr. Tomilson is a member of The Canadian Standards Association Technical Committee responsible for setting standards and formulating codes for mechanical refrigeration in Canada. Mr. Tomilson graduated from the University of New Brunswick with a Bachelor of Science degree in Civil Engineering in 1958. Mr. Tomilson is the brother-in-law of Mr. Robichaud and is also the brother-in-law of Mr. Adams.

         Alton M. Adams has served as the Chief Executive Officer of the Company since January 1997. Mr. Adams also currently serves as vice president of Castor Capital Corporation, a position which he has held since September 1995. From April 1995 to April 1996, Mr. Adams served as president of Polar Corp International. From 1984 to 1995, he served as president of Associated Freezers of Canada, Inc., and during that time, was also a director of Odyssey
Industries, Inc., which was the sole shareholder of Associated Freezers of Canada, Inc. In 1994, a dispute arose between Odyssey and its bank lender concerning currency exchange rates affecting the repayment of Odyssey's loan. At the request of the bank, a receiver was appointed for Odyssey and the receiver subsequently placed Odyssey into bankruptcy and sold the profitable operations of Associated Freezers of Canada, Inc. Mr. Adams graduated from the University of New Brunswick with a Bachelor of Science degree in Electrical Engineering in 1960, earned a master of science degree in 1963 in Electrical Engineering from Queen's University and a master of arts degree in Political Science from Canadian Forces Staff College in 1968.

         Michael A. Oros has served as President of the Company since January 1997. He also served as its chief operating officer from January 1997 until December 1998. From 1986 until 1996, Mr. Oros served as president and chief operating officer of Associated Freezers, Inc. Mr. Oros is a member of International Association of Refrigerated Warehousemen, the North Texas Warehouse Association, the American Frozen Food Institute, the Meat Importers Council, the Southwest Meat Association and the National Frozen Food Association.

         James C. Williams has served as Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since December 1996. Prior to that time, from October 1995 until April 1997, Mr. Williams served as vice president of finance for Castor Capital Corporation and from June 1987 until October 1995 as the controller for Associated Freezers of Canada, Inc. Mr. Williams is on the Maves Advisory Board. He graduated from the University of Waterloo Co-op Program in 1982 with a bachelor of mathematics degree. Mr. William's degree included a major in mathematics and minors in computer science and accounting.

         Due to the broad experience of the Company's executive officers, directors and key personnel in the refrigerated warehousing industry, the Company does not believe that the loss of any one of them would have a material adverse effect on its business. None of the executive officers currently have an employment agreement with the Company, however, Mr. Adams has a consulting contract which automatically renews on an annual basis and provides for a fee of $8,000 per month for services rendered.

Committees of the Board of Directors

         The Board of Directors does not have any committees at this time.

ITEM 6.           EXECUTIVE COMPENSATION

Executive Compensation

         The following table sets forth the cash and non-cash compensation paid by the Company to its chief executive officer and its two other most highly compensated executive officers for the fiscal years ended December 31, 1998, 1997 and 1996. None of the Company's other officers or directors received cash or non-cash compensation in excess of $100,000 for the fiscal year ended December 31, 1998.


                           SUMMARY COMPENSATION TABLE

                                                                                  Long-Term
                                                                                 Compensation
                                           Annual Compensation                      Awards
    Name and                        ----------------------------------------------------            All Other
Principal Position                  Year     Salary           Bonus                  Options     Compensation(1)
----------------------             ------   --------        --------          -------------------------------------
Mr. Adams                           1998                                                            96,000
Chief Executive Officer             1997                                                            96,000
                                    1996                                                            N/A

Mr. Oros                            1998    100,000           25,000
President                           1997    100,000           25,000
                                    1996      N/A
------------------------------------------------------------------------------------------

(1) These amounts were paid pursuant to a consulting contract and were paid by the Company directly to Mr. Adams in 1997 and to Castor Capital Corporation which paid Mr. Adams in 1998.

         In addition to the officers listed above, Mr. George Gilman served as the president and secretary of Hilltop Acquisition Holding Corporation from February 18, 1998 until December 15, 1998 when it merged with Alford. Mr. Timothy T. Halter served as president and secretary of Hilltop Acquisition Holding Corporation prior to Mr. Gilman. Neither Mr. Gilman nor Mr. Halter received any compensation for services rendered to Hilltop from 1996 through 1998.

Director Compensation

         Directors who are employees of the Company will not receive additional compensation for serving as directors. Independent directors will receive an annual fee to be established by the Board of Directors and a fee of $500 for attending each meeting of the Board of Directors or any committee of the Board of Directors. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On or about December 1, 1996, Alford entered into an agreement with Canfina AG, a company organized under the laws of Switzerland, and J. Eichmann to repay existing loans to Canfina AG in the original principal amount of $6,700,000 and to purchase all of the shares of stock of Alford owned by Mr. J. Eichmann in exchange for $2,000,000. As of December 1, 1996, Mr. Eichmann owned 5,000 shares (the equivalent of 3,275,686 shares after the reverse merger) or 50% of the issued and outstanding capital stock of Alford (the "Eichmann Shares"). On or about December 4, 1997, Alford paid to Mr. Eichmann $2,000,000 in exchange for rights to the Eichmann Shares using funds obtained through a term note and line of credit. Alford's rights to the Eichmann Shares were subsequently transferred by Alford to Alford's parent, Castor Capital Corporation, in exchange for a $2,000,000 note receivable. On or about December 15, 1998, in connection with the merger of Alford with and into the Company, the Eichmann Shares were converted into 3,275,686 shares of the Company, all of which are being held in escrow pending the final payment due to Mr. Eichmann in December 2001. As of December 31, 1998, the outstanding principal balance on the note was $2,350,000. Castor Capital Corporation has assumed the liability for this note.

         On or about February 6, 1998, Alford leased a warehouse facility in La Porte, Texas at market rates from La Porte Properties, LLC, a Texas limited liability company ("La Porte"), which was a wholly owned subsidiary of Alltemp Logistical Services, L.L.C., a Texas limited liability company ("Alltemp"). At that time, Alltemp was a wholly owned subsidiary of Castor Capital Corporation. Effective November 30, 1998, Alltemp was merged with and into Alford.

          In  1997,  Alford  made  two  loans  to  its  parent,  Castor  Capital
Corporation. On or about September 17, 1997, Alford loaned Castor $1,500,000, and on or about December 4, 1997, Alford loaned Castor $2,000,000. Each of these loans is evidenced by a promissory note bearing interest at a rate of eight percent per annum. The notes are due December 31, 2000 and December 31, 2002. As of December 31, 1998, the total amount of principal and interest payable to the Company by Castor pursuant to these two notes was $1,676,655. Mr. Robichaud, a Director of the Company, is the trustee of the Robichaud Family Trust which is the sole shareholder of Castor Capital Corporation.

         In 1997 and 1998, Alford paid to Associated Freezers, Inc. an aggregate of $475,903 for the rights to certain trademarks consisting of a penguin and the name Associated Freezers, Inc. At that time, Associated Freezers, Inc. was indirectly owned 100% by Mr. Robichaud. Effective November 30, 1998, Associated Freezers, Inc. was merged with and into its parent which was then merged with and into Alford.

          Engineering Design & Construction Managers Ltd. ("EDCM") is a company which specializes in the design, construction and maintenance of refrigerated warehouse facilities. EDCM is owned in equal proportions by Mr. Robichaud, Mr. Tomilson, Mr. Adams and Mr. Paul Haines. EDCM has provided maintenance services to the Company for which it billed the Company on a per diem basis. The Company and EDCM are in the process of formalizing a new agreement which they tend to make effective as of January 1, 1999. Pursuant to this new five year maintenance contract, EDCM will provide professional engineering and maintenance services for Alford's four facilities for a fee of $200,000 per year.

         Castor Capital Corporation owns approximately 93.6% of the Company's issued and outstanding Common Stock. Mr. Robichaud, a director of the Company, is the trustee of the Robichaud Family Trust which owns all of the issued and outstanding stock of Castor Capital Corporation.


ITEM 8.           LEGAL PROCEEDINGS

         The Company is a not a party to any legal actions or proceedings that it believes will have a material adverse effect on its business, results of operations or financial position.


ITEM 9.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         There is no public trading market for the Company's securities.

         None of the Company's securities are subject to outstanding options or warrants to purchase, or securities convertible into common stock of the Company. As of March 31, 1999, [357,343] shares of Common Stock of the Company could be sold pursuant to Rule 144 (without registration) under the Securities Act, the offering of which could have a material effect on the market price of the Common Stock.

         As of March 31, 1999, there were 7,000,715 shares of Common Stock issued and outstanding held by approximately 894 holders of record.

         The Company has not paid dividends on its Common Stock and anticipates that in 1999 all earnings will be retained to finance the continuing development of its business. The Company does not anticipate paying dividends on the Common Stock in 1999 but may consider paying dividends thereafter. The Company's current bank loan agreement requires the bank's prior written consent for the payment of dividends.


ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the First Amended Joint Plan of Reorganization entered into on July 9, 1996, as modified, the Company issued an aggregate of 187,701 shares of Common Stock to certain of its creditors on various dates in 1996. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         Effective December 15, 1998, the Company issued to Castor Capital Corporation, the sole stockholder of Alford, an aggregate of 6,551,372 shares of Common Stock in exchange for an aggregate of 10,000 shares of common stock of Alford pursuant to the Merger Agreement. Castor Capital Corporation is a sophisticated, knowledgeable investor able to bear the economic risk of an investment in these shares of Common Stock. The Company relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was thus exempt from the registration requirements of the Securities Act. No underwriters were used in connection this transaction.

         Effective in December 1998, the Company issued to Mr. Art Beroff 92,000 shares of Common Stock as a finders fee. Mr. Art Beroff is a sophisticated, knowledgeable investor able to bear the economic risk of an investment in these shares of Common Stock. The Company relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was thus exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.


ITEM 11.          DESCRIPTION OF SECURITIES

General

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

Common Stock

         Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         Subject to rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the Common Stock in 1999. The Company's current bank loan agreement requires the bank's prior written consent for the payment of dividends.

Preferred Stock

         Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors has the authority, without further shareholder approval, to provide for the issuance of up to 5,000,000 shares of Preferred Stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

Provisions Having a Possible Anti-takeover Effect

         The Company's Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions also are intended to discourage certain tactics that may be used in proxy fights.

         The Board will have the authority, without further action by the shareholders, to issue up to 5,000,000 shares of the Company's preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue over 42,999,285 additional shares of Common Stock. The issuance of the Company's preferred stock or additional shares of Common Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

Limitation of Liability of Directors

         The  Articles of  Incorporation  provide  that,  to the fullest  extent permitted by applicable law, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Texas law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to a director and for acts or omissions for which a director is made expressly liable by applicable statute, such as the improper payment of dividends. The limitations on liability provided for in the Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as executive officers and directors.

         The inclusion of these provision in the Articles of Incorporation, may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

Bylaw Provisions and Amendment of Bylaws

         The Board of Directors of the Company, acting by a majority of directors then in office, may fill any vacancy or newly created directorship, provided that the Board of Directors may not fill more than two such directorships between successive annual meetings of the shareholders. The Bylaws provide that a special meeting of the shareholders may be called only by the President, the Chairman of the Board of Directors, or the holders of not less than ten percent of all shares entitled to vote at such meeting. The Bylaws provide that the power to amend or repeal the Bylaws or to adopt new Bylaws is vested in the Board of Directors, but is subject to the right of the shareholders to amend or repeal the Bylaws or to adopt new Bylaws.

Transfer Agent

         The Company's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.


ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation provide that the Company shall indemnify any person who was, is or is threatened to be made a named defendant in a proceeding because the person (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving as a director, officer, partner, or other functionary of another corporation, partnership or other enterprise, to the fullest extent that a corporation may grant indemnification to a director under the Texas Business Corporation Act. Article 2.01-1 of the Texas Business Corporation Act (the "TBCA") provides that a corporation may indemnify any director or officer provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

         Texas law permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under
Article 2.02-1 of the TBCA. The Company has directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers.

         The above discussion of the TBCA and the Bylaws is not intended to be exhaustive and is qualified in its entirety by such statute and Bylaws, respectively.

ITEM 13.          FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

         Report of Independent Certified Public Accountants                  F-2
         Consolidated balance sheets                                         F-3
         Consolidated statements of operations                               F-4
         Consolidated statements of stockholders' equity                     F-5
         Consolidated statements of cash flows                               F-6
         Notes to consolidated financial statements                   F-7 - F-19

Report of Independent Certified Public Accountants



Board of Directors of
Alford Refrigerated Warehouses, Inc.


We have audited the accompanying consolidated balance sheets of Alford Refrigerated Warehouses, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements give retroactive effect to certain mergers which occurred in 1998 as described in Note 1 to the financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alford Refrigerated Warehouses, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                       /s/ BDO Seidman
                                                       -------------------------
                                                       BDO Seidman, LLP

March 9, 1999
Dallas, Texas


                      ALFORD REFRIGERATED WAREHOUSES, INC.

                           Consolidated Balance Sheets
                                    Note (1)
December 31,                                                                      1998                1997
----------------------------------------------------------------------------------------------------------

Assets


Current
  Cash and cash equivalents (Note 7)                                   $       109,517     $       446,564
  Accounts receivable                                                        2,008,239           1,819,796
  Prepaid expense                                                              250,045             313,281
  Income tax receivable (Note 4)                                                 6,000             133,629
  Escrows (Note 5)                                                             522,072             474,657
-------------------------------------------------------------------------------------------------------------------



Total current assets                                                         2,895,873           3,187,927
-------------------------------------------------------------------------------------------------------------------



Property, plant and equipment, net (Notes 3 and 5)                          18,757,679          11,525,055
Due from affiliates (Note 2)                                                 2,213,079           4,015,038
Deferred tax asset, net (Note 4)                                               221,961             579,961
Other assets                                                                   454,178             342,357
Deposits                                                                       173,640             178,966
-------------------------------------------------------------------------------------------------------------------



Total assets                                                           $    24,716,410     $    19,829,304
===================================================================================================================


Liabilities and Stockholders' Equity


Current
  Accounts payable                                                     $       555,491     $       439,423
  Property taxes payable                                                       666,747             372,043
  Accrued charges                                                              724,671             862,353
  Notes payable (Note 5)                                                       117,768             144,200
  Current maturities of long-term debt (Note 5)                              1,072,415             688,130
-------------------------------------------------------------------------------------------------------------------



Total current liabilities                                                    3,137,092           2,506,149
-------------------------------------------------------------------------------------------------------------------


Deferred revenue                                                               224,308             158,112
Long-term debt, less current maturities (Notes 2 and 5)                     14,396,572          11,851,093
Line of credit (Note 5)                                                      1,549,377             728,165
-------------------------------------------------------------------------------------------------------------------



Total liabilities                                                           19,307,349          15,243,519
-------------------------------------------------------------------------------------------------------------------



Commitments and contingencies (Note 6)


Stockholders' equity (Notes 1 and 10):
  Preferred stock, par value $0.01 per share;
    5,000,000 shares authorized; none issued                                         -                   -
  Common stock, par value $0.01 per share;
    50,000,000 shares authorized; issued 7,000,715
    in 1998 and 6,552,087 in 1997                                               70,007              65,521
  Additional paid-in capital                                                 5,032,395           5,026,881
  Retained earnings (deficit)                                                  306,659            (506,617)
-------------------------------------------------------------------------------------------------------------------



Total stockholders' equity                                                   5,409,061           4,585,785
-------------------------------------------------------------------------------------------------------------------



Total liabilities and stockholders' equity                                 $24,716,410     $    19,829,304
===================================================================================================================



                 The accompanying notes are an integral part of
                    these consolidated financial statements.


                                    ALFORD REFRIGERATED WAREHOUSES, INC.

                                    Consolidated Statements of Operations
                                                  Note (1)


Years ended December 31,                                                          1998                1997
------------------------------------------------------------------------------------------------------------------


Warehouse Revenues (Note 7)                                                $17,651,941     $    15,611,406
-------------------------------------------------------------------------------------------------------------------


Operating Costs and General and Administrative
  Operating costs                                                           11,611,227          10,856,384
  General and administrative expenses                                        1,050,422           1,318,044
-------------------------------------------------------------------------------------------------------------------



Total Operating Costs and General and Administrative                        12,661,649          12,174,428
-------------------------------------------------------------------------------------------------------------------


Depreciation, Rent and Interest Expenses:
  Depreciation                                                                 776,569             545,732
  Rent                                                                       1,577,129           1,723,553
  Interest                                                                   1,462,318           1,030,789
-------------------------------------------------------------------------------------------------------------------



Total Depreciation, Rent and Interest Expenses                               3,816,016           3,300,074
-------------------------------------------------------------------------------------------------------------------


Income Before Income Taxes                                                   1,174,276             136,904

Income Tax Expense (Benefit) (Note 4)                                          361,000              (4,593)
-------------------------------------------------------------------------------------------------------------------


Net Income                                                             $       813,276     $       141,497
===================================================================================================================

Basic Earnings Per Share -
  Net income                                                           $          0.12     $          0.02
===================================================================================================================

Weighted Average -
  Common shares used in computing earnings per share                   $     6,572,982     $     6,552,087
===================================================================================================================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.


                                       ALFORD REFRIGERATED WAREHOUSES, INC.

                                  Consolidated Statements of Stockholders' Equity
                                                     Note (1)

                                                       Common Stock             Additional          Retained
                                                                                 Paid-in            Earnings       Stockholders'
                                                Shares              Amount       Capital            (Deficit)         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                      6,552,087        $     65,521    $  5,026,881       $   (648,114)     $  4,444,288

  Net income                                          -                   -               -            141,497           141,497
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                    6,552,087              65,521       5,026,881           (506,617)        4,585,785

  Issuance of 448,628 shares in
    connection with reverse merger (Note 1)     448,628               4,486           5,514                  -            10,000

  Net income                                          -                   -               -            813,276           813,276
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                    7,000,715        $     70,007    $  5,032,395       $    306,659      $  5,409,061
====================================================================================================================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.


                                       ALFORD REFRIGERATED WAREHOUSES, INC.

                                       Consolidated Statements of Cash Flows
                                                     Note (1)

                                 Increase (Decrease) in Cash and Cash Equivalents

Years ended December 31,                                                               1998                1997
--------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Net income                                                                  $       813,276     $       141,497
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation expense                                                            776,569             545,732
      Deferred income taxes                                                           296,000              (6,593)
      Changes in operating assets and liabilities:
        Accounts receivable                                                          (188,443)            (98,230)
        Prepaid expenses                                                              459,058             294,517
        Deposits and escrows                                                          (42,089)           (552,506)
        Income tax receivable                                                         127,629              97,047
        Other assets                                                                  (39,821)           (511,827)
        Accounts payable                                                              116,068             (87,826)
        Property taxes payable                                                        294,704             186,158
        Accrued charges                                                               (37,682)             91,641
        Notes payable                                                                (522,254)           (280,659)
        Deferred revenue                                                               66,196              89,171
-------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities                                 2,119,211             (91,878)
-------------------------------------------------------------------------------------------------------------------

Net Cash Used In Investing Activities -
  Capital expenditures                                                             (1,417,965)           (746,579)
-------------------------------------------------------------------------------------------------------------------

Financing Activities:
  Due from affiliates                                                                (798,041)         (3,922,472)
  Funds borrowed                                                                    1,021,212          10,377,729
  Principal payments on debt                                                       (1,261,464)         (5,758,195)
-------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities                                (1,038,293)            697,062
-------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                            (337,047)           (141,395)
Cash and cash equivalents, beginning of year                                          446,564             587,959
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                        $       109,517     $       446,564
===================================================================================================================

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


The accompanying consolidated financial statements of Alford Refrigerated Warehouses, Inc. and consolidated entities (the "Company") have been prepared in conformity with generally accepted accounting principles, the most significant of which are described in Note 1 "Summary of Significant Accounting Policies". These, along with the remainder of the Notes to Consolidated Financial Statements, are an integral part of the consolidated financial statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Certain balances for 1997 have been reclassified to conform to the 1998 presentation. Shares and per share data have been restated for the reverse stock split effected December 1998, as discussed in the following section, "Description of the Merger with Alford."

1.   Summary of
     Significant
     Accounting
     Policies

     Description of
     the Merger with
     Alford

     Alford Refrigerated Warehouses, Inc., a Texas corporation formerly known as Hilltop Acquisition Holding Corporation, and prior to that, as Optical Acquisition Corp. (the "Company"), was originally incorporated in October 1992 under the laws of the state of Delaware.

     The Company filed a bankruptcy petition on September 21, 1995 and filed the First Amended Joint Plan of Reorganization (the "Plan") on July 9, 1996. The United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Court") entered an order approving the Plan on August 9, 1996. The Plan was modified pursuant to an order of the Court on February 28, 1997.

     The Plan provided for the liquidation of the Company's assets and distribution of the proceeds to secured, priority and unsecured creditors. The Plan further provided that the Company would remain in existence, although all capital stock outstanding as of the Petition Date was canceled The Company was reincorporated in the State of Texas in September 1997.

     As contemplated in the Plan, the Company, which had no operations or significant assets at the time, had undertaken a business strategy to seek out and consummate an acquisition or merger transaction.

     On or about December 15, 1998, the Company merged with Alford Refrigerated Warehouses, Inc. ("Alford") pursuant to an Agreement and Plan of Merger dated November 23, 1998 by and among Hilltop, Womack Gilman Investment Services, L.C., Halter Financial Group, Inc. and Alford (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, Alford was the surviving corporation. Immediately prior to the merger, Hilltop amended its Articles of Incorporation to effect a reverse stock split so that each share of Hilltop's issued and outstanding common stock was automatically converted into .625 of a fully paid and nonassessable share of Hilltop's common stock. Pursuant to the terms of the Merger Agreement, each share of common stock of Alford was automatically

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


     converted into the right to receive 655.1372 shares of the common stock of the Company. In addition, the Articles of Incorporation and the Bylaws of Alford became the Articles of Incorporation and Bylaws of the Company, the directors and officers of Alford became the directors and officers of the Company, and the Company changed its name to Alford Refrigerated Warehouses, Inc. The transaction is considered a reverse merger. Application of reverse merger accounting results in the following:

     1. The consolidated financial statements of the combined entity are issued under the name of the legal parent, Alford Refrigerated Warehouses, Inc. (formerly Hilltop), but the entity is considered a continuation of the legal subsidiary, Alford.

     2. As Alford is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values.

     3. Amounts presented for periods prior to December 1998 are those of Alford, the legal subsidiary. All shares for periods prior to December 31, 1998, have been retroactively adjusted as if a stock split had occurred.

     4. Costs related to the transaction with the Company were expensed during 1998.

Merger of
Affiliated
Entities
with Alford

     In November 1998, certain affiliated entities of Alford were merged into Alford. These entities, including Robco Industries, Inc. ("Robco") and
     Alltemp Logistical Services, LLC ("Alltemp") are in the same line of business as the Company and, by virtue of their ultimate ownership, are considered to be entities under common control with the Company. Accordingly, these mergers were accounted for in a manner similar to a pooling of interests and the balance sheets, statements of operations, stockholders' equity and cash flows give retroactive effect to the mergers as if they occurred as of the beginning of the earliest period presented. The operations of Robco and Alltemp are insignificant to total operations.

Description of
Business and
Revenue
Recognition

     The Company's public warehouse business consists of providing customers, which include food processors, distributors, wholesalers and retailers, with temperature controlled storage services and a full range of logistics management and other value-added services such as (i) blast freezing of fresh products, (ii) repackaging and labeling of food products, (iii) order picking and load consoli dation, (iv) cross docking , (v) container handling, (vi) importing and exporting services, (vii) USDA approved storage and inspection services, and (viii) Federal Government inspected facility for export.

     The Company is a third party service provider and as such does not purchase the inventory that it stores. When the Company receives products for storage, it provides the customer with a nonnegotiable warehouse receipt. At that time, the customer pays for one month of storage and handling based

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


     upon the type and amount of product accepted at the beginning of the 30 day period. The prepayment is accounted for as deferred revenue. The Company's inventory control system monitors the product by type of product and by lot number. In order to remove any product from storage, the customer places an order with the Company, the Company removes the product from the warehouse for the customer and provides the customer with a bill of lading. Revenue is re- cognized ratably throughout the storage period and billed monthly.

     In  addition  to  its  public  warehouse   business,   the  Company  leases
     refrigerated space to approximately 28 tenants who manage their own inventory and logistics functions and utilize their own equipment and personnel. In almost all cases, the tenant pays all of the expenses, except for utilities and property taxes which are included in the rent. The terms of the leases may be month to month or as long as five years. The Company does not allow tenants to make any special modifications to the leased space without the Company's prior approval. For the year ended December 31, 1998, public warehouse customers represented over 93 percent of the Company's revenue, the remainder of which was attributable to leased space.

Basis of
Presentation

     The consolidated financial statements include the accounts of Alford Refrigerated Warehouses, Inc. and its wholly owned subsidiaries: Alford Logistical Services, Inc. ("ALS"), Thermix Corporation ("Thermix"), Specialty Processing Corporation ("SPC"), Alford Terminal Warehouses, Inc. ("ATW"), Alford Distribution Services, Inc. ("ADS"), Cadiz Properties, Inc. ("Cadiz"), and La Porte Properties, LLC ("LPP"). All intercompany transactions and balances have been eliminated.

     Set forth below is information with respect to certain of the Company's properties. The industry measures space in cubic feet instead of square feet because cost projections include facility height to account for refrigeration and stacked cooled product.

                                                Approximate                               Lease
                             Primary               Size                  Owned/         Expiration
     Location                  Use              (Unaudited)              Lease             Date
     ------------------------------------------------------------------------------------------------

     Dallas, Texas        Corporate office     24,000,000 cubic          Owned          N/A
                          & Warehouse          feet on 52 acres

     La Porte, Texas      Warehouse            4,500,000 cubic feet      Owned          N/A
                                               on 32.3 acres

     Richardson, Texas    Warehouse            3,200,000 cubic feet      Leased         Dec. 31, 2007
                                               on 12.4 acres

     Fort Worth, Texas    Warehouse            1,550,000 cubic feet      Leased         Jan. 31, 2000
                                               on 13.5 acres

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


Cash and Cash
Equivalents

     For purposes of reporting the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property, Plant
and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

     Depreciation of property, plant and equipment is calculated using the straight-line method. The estimated depreciable lives range from three to seven years for most machinery and equipment and 31.5 years for buildings.

     Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

     Realization of long-lived assets is periodically assessed by the Company to determine if an impairment of the carrying value of the assets has occurred. If impairment exists, an impairment loss is recognized, by a charge against earnings, equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. If impairment of an asset is recognized, the carrying amount of the asset is reduced by the amount of the impairment, and a new cost for the asset is established. Such new cost is depreciated over the asset's remaining useful life.


Income Taxes

     The Company used the asset and liability approach for accounting for income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Use
of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


Earnings Per
Share

     Income per share is computed based upon the weighted average number of shares of Common Stock outstanding during each year adjusted for the reverse stock split effected November 1998. The Company adopted SFAS 128, Earnings Per Share, effective for 1997. The adoption had no impact on the financial statements of the Company.

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements



2.    Related
      Party
      Transactions

     On December 1, 1996, the Company entered into an agreement ("the Agreement") with Canfina AG and J. Eichmann to repay existing loans and to purchase Mr. Eichmann's Company stock. The Agreement terms consisted of the following:

          $1,700,000 loan repayment to Canfina AG on December 31, 1996

          $3,000,000 loan repayment to Canfina AG on June 11, 1997

          $2,000,000 payment to Mr. Eichmann no later than December 13, 1997 in consideration for his shares of Company stock (see below).

          $2,600,000 term note due December 2001 secured by shares of the Company's common stock held in escrow (Note 4).

     The Company made the first payment of $1,700,000 as scheduled. On September 15, 1997, the Company modified the Agreement with Mr. Eichmann whereby the interest rate on the $2,600,000 note increased from 8 percent to 9 percent in exchange for an extension on the due date of the $3,000,000 payment. The second payment of $3,000,000 due to Mr. Eichmann was made by use of certain proceeds from an $8,100,000 loan from Morgan Guaranty Trust Company of New York. On December 4, 1997, the Company paid Mr. Eichmann $2,000,000 in exchange for rights to his shares in accordance with the Agreement using funds obtained through a term note and line of credit with Nations Credit Commercial Corporation (Note 5). These rights were assigned to the Company's parent, Castor Capital Corporation ("Castor") in exchange for a $2,000,000 note receivable (see below). During 1998, Castor assumed
     $2,600,000 of the aforementioned amounts due Eichmann as settlement of a portion of the notes payable due the Company.

     During 1998, the Company advanced Castor a total of $834,868. As a part of the aforementioned settlement of the Castor notes payable due the Company, $771,509 of these advances were settled.

     On February 5, 1998, the Company loaned an affiliate $714,362 as evidenced by a promissory note payable to the Company at the rate of 8 percent per annum due December 31, 1999. During November 1998, the $714,362 receivable was eliminated upon the merger of the affiliated entity with Alford.


                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


The Company's due from affiliates consists of the following at December 31, 1998 and 1997:

Description                                   1998                                          1997
----------------------------------------------------------------------------------------------------------


8% promissory note from Castor,
   secured by 500,000 shares of
   the Company common stock,
   balance of principal and
   accrued interest due December
   31, 2002                             $  1,676,655                                 $   2,007,452

8% unsecured promissory note
   from Castor, balance of
   principal and accrued
   interest due December 31,
   2000                                            -                                     1,534,521

Advances to Castor                           396,424                                       333,065

Advances to affiliate                        140,000                                       140,000
--------------------------------------------------------------------------------------------------

                                        $  2,213,079                                 $   4,015,038
==================================================================================================

3.  Property,
    Plant and
    Equipment

     The Company's property, plant and equipment consists of the following:


                                              1998                                          1997
----------------------------------------------------------------------------------------------------------


Land                                    $  4,939,136                                 $   4,265,389
Building                                  12,707,043                                     7,183,415
Machinery and equipment                    2,656,873                                     2,036,283
Machinery and equipment
  under capital leases                     1,595,040                                       403,812
-------------------------------------------------------------------------------------------------------------------
                                          21,898,092                                    13,888,899
Less accumulated depreciation              3,140,413                                     2,363,844
-------------------------------------------------------------------------------------------------------------------

Total                                   $ 18,757,679                                 $  11,525,055
===================================================================================================================


Included in accumulated depreciation is $240,385 and $40,500 of accumulated depreciation related to machinery and equipment under capital leases at December 31, 1998 and 1997, respectively.

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements





4.   Income
     Taxes

     Income tax expense (benefit) for the years ended December 31, 1998 and 1997 was as follows: 1998 1997

                                                      1998               1997
--------------------------------------------------------------------------------
Current tax expense                               $   65,000         $    2,000
Deferred tax expense (benefit)                       296,000             (6,593)
--------------------------------------------------------------------------------
Total tax expense (benefit)                       $  361,000         $   (4,593)
================================================================================


     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate to earnings before income taxes follows:

                                                      1998               1997
--------------------------------------------------------------------------------

Computed income taxes, at 34 percent              $  399,000         $   51,000
Change in valuation allowance                              -            (57,593)
Franchise taxes                                       16,000              2,000
Other, net                                           (54,000)                 -
--------------------------------------------------------------------------------

                                                  $  361,000         $   (4,593)
================================================================================

     The net deferred tax asset is partially offset by a deferred tax liability which consists primarily of the difference between book and tax depreciation on property, plant and equipment. Differences between book and tax depreciation were approximately $2,763,000 and $3,081,000 at December 31, 1998 and 1997, respectively. The deferred tax liability was calculated at the federal tax rate of 34 percent.

     The net deferred tax asset includes amounts relating to the carryforward of prior year net operating losses (NOL) which have expiration dates ranging from 2003 through 2006. At December 31, 1998 and 1997, the Company had potential NOL carryforwards of approximately $8,332,000 and $9,703,000, respectively. A valuation allowance of $1,676,000 exists for both years for NOL carryforwards not anticipated to be realized before expiration. Management believes realization of the entire net asset is more likely than not based on future income projections. The deferred tax asset was calculated at the federal tax rate of 34 percent.

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


5.   Notes
     Payable,
     Long-Term
     Debt, and
     Line of
     Credit

     Notes payable consist of various notes due to insurers with principal totaling $117,768 and $144,200 at December 31, 1998 and 1997, respectively. The notes accrue interest at various rates; principal and interest are due monthly.

     The Company's long-term debt consists of the following:


  Description                                                                              1998                     1997
------------------------------------------------------------------------------------------------------------------------------------

8.4% Morgan  Guaranty  Trust  Company  of New York  note,  monthly  payments  of principal and interest of $69,782,  remaining balance of principal and accrued interest due October,  2007,  secured by the land and improvements and certain
  other property and equipment   at the Company's Cadiz Street facility.             $     7,908,283          $    8,073,745

8.36% Amresco Capital, L.P. note, monthly  payments of principal and interest of
  $42,974, remaining balance of principal and interest due March, 2008,  secured by the land and improvements and  certain other property  and equipment at the
  Company's La Porte, Texas facility.                                                      5,355,641                       -

Obligations under capital leases, maturity dates ranging from 1999 through 2002.

Nations  Credit  Commercial  Corporation  term  note,  prime  plus 5% (12.75% at
  December  31,  1998),  monthly  principal  payments  of $20,119  plus  accrued interest,  remaining  principal  and accrued  interest  due  December 3, 2001, secured by selected equipment and guaranties from Castor, ALS, Thermix,
  SPC, ATW, and ADS.                                                                         965,760               1,207,160

Other                                                                                        152,799                 238,843

9% J. Eichmann note, quarterly principal  payments from second  to fifth year of
   $62,500, remaining principal and  accrued interest due December 2001, secured
   by common stock held in escrow (Note 2).                                                        -               2,600,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          15,468,987              12,539,223
Current maturities                                                                        (1,072,415)               (688,130)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         $14,396,572             $11,851,093
====================================================================================================================================

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


Maturities of long-term debt follows:

Year ended December 31,
--------------------------------------------------------------------------------


1999                             $      1,072,415
2000                                      814,894
2001                                    1,020,587
2002                                      445,376
2003                                      350,639
Thereafter                             11,765,076
--------------------------------------------------------------------------------


                                $      15,468,987
================================================================================


     Included in the above maturities of long-term debt are capital lease principal payments of approximately $443,000 in 1999, $280,000 in 2000, $241,000 in 2001 and $123,000 in 2002.

     The Morgan Guaranty Trust Company of New York ("Morgan") note requires the establishment of certain escrow accounts. Morgan restricts the use of the funds to the designated purpose of the accounts in accordance with the terms of the note.

     The loan agreement with Nations Credit Commercial Corporation ("Nations") contains various restrictive covenants. Certain covenants were in technical default at December 31, 1998. The Company obtained waivers pertaining to these defaults from Nations permitting the payments made to affiliates during 1998 and the capital additions in excess of allowed limits, as restricted by the loan agreement.

     Effective January 1, 1998, Castor assumed the $2,600,000 note payable to Eichmann (see Note 2). The Company guaranteed the repayment of the note payable to Eichmann.

     The Company has a line of credit with Nations Credit Commercial Corporation which provides up to $2,500,000 through December 3, 2001 at prime (7.75 percent at December 31, 1998) plus 5 percent. Interest is payable monthly, and all unpaid but accrued interest and principal is due at maturity. The line of credit is secured by guaranties from Castor, ALS, Thermix, SPC, ATW, and ADS.

 6.  Commitments
     and
     Contingencies

     The Company rents certain real estate and equipment under operating leases. The leases do not provide for any significant renewals; and, except for insignificant leases, there are no existing purchase options. Rent expense was $1,577,129 and $1,723,553 for the years ended December 31, 1998 and 1997, respectively.

     Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1998, were:

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


Year ended December 31,              Amount
--------------------------------------------------------------------------------

1999                              $  881,130
2000                                 630,384
2001                                 600,000
2002                                 600,000
2003                                 600,000
Thereafter                         2,400,000
--------------------------------------------------------------------------------

                                 $ 5,711,514
================================================================================

     From time to time, in the normal course of business, the Company is a party to various matters of litigation. Management is of the opinion that the eventual resolution of these matters will not have a material adverse effect on the Company.

     The Company has  guaranteed an obligation of Castor to Mr. J. Eichmann (see
     Note 5). At December 31, 1998, this obligation totaled $2,350,000. No liability has been recorded in the financial statements related to this guarantee.

     The Company has entered into a Purchase and Sale Agreement for the Fort Worth facility for $3,000,000. The Company expects to complete the transaction in the second quarter of 1999 and is currently negotiating with a potential lender to provide financing. The Company has executed an "Exclusive Option Contract" for the purchase of the Richardson facility for $6,000,000. The option period will expire on February 22, 2000.

7.   Concentration
     of Credit Risk

     At December 31, 1998 and 1997,  the Company had bank  deposits in excess of
     federally   insured   limits  of   approximately   $45,000  and   $134,000,
     respectively.

     The Company derived 12 and 10 percent of its revenue from two customers, respectively, in 1997. During 1998, no single customer provided greater than 10 percent of the Company's revenues. The Company closely monitors the creditworthiness of its customers and does not believe that it is dependent upon any single customer.

8.  Supplemental
    Cash Flow
    Information

     Cash paid for interest during the years ended December 31, 1998 and 1997 was approximately $1,385,000 and $800,000, respectively. Cash paid for income taxes during the years ended December 31, 1998 and 1997 was approximately $6,000 and $-0-, respectively.

     Noncash investing and financing activity during 1998 and 1997 consists of the following:


                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


                                                1998                   1997
----------------------------------------------------------------------------------------------------------


Financing of various insurance policies
      (Note 5)                               $   395,822         $   418,022

Capitalization of leased assets and
      obligations (Note 5)                     1,191,228             403,812

Debt reduction in exchange for receivable
      reduction (Note 2)                       2,600,000                   -

Assumption of debt related to acquisition
      of property, plant and equipment in
      LaPorte, Texas                           5,400,000                   -

Issuance of common shares for services,
      pursuant to merger agreement                10,000                   -

9.    Rental
      Income
      Under
      Operating
      Leases

     The Company's operations include the leasing of space to third parties in their commercial warehouses. The following is a schedule of minimum future rental income on non-cancelable operating leases at December 31, 1998:

     Year ended December 31,           Amount
--------------------------------------------------------------------------------
1999                             $  519,262
2000                                 99,215
2001                                 73,685
2002                                 39,600
2003                                  3,300
--------------------------------------------------------------------------------

                                 $  735,062
================================================================================

10.   Description
      of
      Securities

     Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     Subject to rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the Common Stock in 1999. The Company must obtain approval from its lenders prior to paying dividends in order to remain in compliance with various loan covenants.

     Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors has the authority to provide for the issuance of up

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


     to 5,000,000 shares of Preferred Stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are
     currently   outstanding.

11.  Segment
     Information

     Alford Refrigerated Warehouses, Inc. has four reportable segments consisting of one cold storage public warehouse in each segment. Each warehouse is identified and referred to by the city in which the warehouse is located: Dallas, Richardson, Fort Worth and La Porte. The reportable segments are strategic business units which are managed separately as independent profit centers. The services from which each reportable segment derives its revenues are fundamentally the same, the storage and handling of refrigerated product.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company measures segment profit as income before income taxes and extraordinary items. There are no intersegment sales or transfers.

     The "Other" category includes results from a location which ceased operations in November 1998 and expenses for the corporate office.

Fiscal year ended                                                                                     Consolidated
December 31, 1998        Dallas      Richardson  Ft. Worth      La Porte      Subtotal        Other      Total
------------------------------------------------------------------------------------------------------------------


Revenues               $ 9,411,480  $ 2,264,779  $ 1,110,884   $2,771,127   $15,558,270  $ 2,093,671  $17,651,941

Depreciation and
  amortization             451,867       12,591       15,433      254,624       734,515       42,054      776,569

Interest expense         1,029,172            -            -      414,425     1,443,597       18,721    1,462,318

Rent expense                     -      818,217      267,500       20,000     1,105,717      471,413    1,577,130

Segment profit           1,500,682      213,996      120,465       15,012     1,850,155     (675,879)   1,174,276

Segment gross property,
  plant and equipment   13,849,675      323,940      294,661    6,818,201    21,286,477      611,615   21,898,092


                                       ALFORD REFRIGERATED WAREHOUSES, INC.

                                    Notes to Consolidated Financial Statements

Fiscal year ended                                                                                     Consolidated
December 31, 1998        Dallas      Richardson  Ft. Worth      La Porte      Subtotal        Other      Total
------------------------------------------------------------------------------------------------------------------



Revenues               $ 8,129,544  $ 1,899,151  $ 1,005,607   $2,500,846   $13,535,148  $ 2,076,258  $15,611,406

Depreciation and
  amortization             388,035       15,204       43,112       42,328       488,679       57,053      545,732

Interest expense           815,864            -            -        2,570       818,434      212,355    1,030,789

Rent expense                     -      622,117      225,000      426,436     1,273,553      450,000    1,723,553

Segment profit             802,032      127,413       67,454      (64,734)      932,165     (795,261)     136,904

Segment gross property,
  plant and equipment   12,564,663      286,042      291,173      137,325    13,279,203      609,696   13,888,899


12.   Fair Value
      of Financial
      Instruments

     The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

     Cash and cash equivalents, trade receivables, certain other current assets, notes payable, accounts payable, and current maturities of long-term debt. The carrying amounts approximate fair value because of the short maturity of these instruments.

     Long-term receivables. The fair value of long-term receivables was based on discounted cash flows or other specific instrument analysis.

     The carrying amounts and fair values of long-term notes receivable were as follows:

     December 31,                      1998               1997
--------------------------------------------------------------------------------

Carrying amount                 $   1,676,655       $    3,541,973
Fair value                          1,615,000            3,412,000
================================================================================


     Long-term debt. The carrying amounts of the Company's bank borrowings under its revolving credit agreement approximates fair value because the interest rate is based on floating rates identified by reference to market rates. The fair values of the Company's other long-term debt either approximate carrying value or are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

     The carrying amounts and fair values of long-term debt at December 31, 1998 and 1997 were as follows:

December 31,                      1998                    1997
--------------------------------------------------------------------------------

Carrying amount                $14,396,572            $11,851,093
Fair value                      14,253,000             11,700,000
================================================================================

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not applicable.


ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

         (a) The financial statements filed as part of this Registration Statement in Item 13 are listed in the Index to Financial Statements contained in such Item.

         (b) The following  documents are filed as exhibits to this Registration
Statement:

               2.1 First Amended Joint Plan of Reorganization dated July 9, 1996 as modified and clarified to date.

               2.2 Agreement and Plan of Merger dated November 23, 1998 by and between Hilltop Acquisition Holding Corporation, Womack Gilman Investment Services, L.C., Halter Financial Group, Inc. and Alford Refrigerated Warehouses, Inc.

               3(i) Restated Articles of Incorporation (with amendments)*

               3(ii)Amended and Restated Bylaws*

               4.1  Form of Common Stock Certificate

               10.1 Fixed Rate Note  dated  September  15,  1997  between  Cadiz
                    Properties, Inc., and Morgan Guaranty Trust Company of New York

               10.2 Fixed  Rate Note  dated  February  6, 1998  between La Porte
                    Properties, L.L.C., and Amresco Capital, L.P.

               10.3 Consulting  Agreement  dated January 1, 1997 between  Alford
                    Refrigerated Warehouses, Inc. and Alton M. Adams, P. Eng.

               10.4 Purchase and Sale Agreement executed on or about January 19,
                    1999 between Alford Refrigerated Warehouses, Inc. and Fort Worth Cold Storage Holdings, Inc.

               10.5 Consulting  Agreement  dated March 29, 1999  between  Alford
                    Refrigerated Warehouses, Inc. and Engineering Design and Construction Managers Limited

               21.1 Subsidiaries of the Company.

               27   Financial Data Schedule

______________________
     *Filed previously with 10-SB

                                    SIGNATURE


         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ALFORD REFRIGERATED WAREHOUSES, INC.



By: /s/ James C. Williams                                   Date: April 26, 1999
   -------------------------------
         James C. Williams
         Chief Financial Officer



                                       41